AUTHENTIDATE HOLDING CORP.

Connell Corporate Center

300 Connell Drive, 5th Floor

Berkeley Heights, NJ 07922

TEL. (908) 787-1700

December 7, 2012

Via EDGAR and e-mail

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark P. Shuman, Legal Branch Chief
Jan Woo, Attorney-Advisor

	Company Name:	Authentidate Holding Corp.
	Type of Report:	Pre-Effective Amendment No. 1 to Form S-3
	File Number:	SEC File No. 333-183093

Ladies and Gentlemen:

The undersigned is the Chief Financial Officer and Treasurer of Authentidate Holding Corp. (the “Company”), which has filed a Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 with the Commission (Filing Number 333-183093). Pursuant to Rule 461(a) of Regulation C under the Securities Act of 1933, the Company hereby requests acceleration of the effective date of such Registration Statement and respectfully requests that, pursuant to Section 8(a) of the Securities Act of 1933, such Registration Statement be declared effective as of 9:00 a.m., Washington, D.C. time, on December 11, 2012 or as soon thereafter as is practicable.

It is therefore respectfully requested that favorable consideration be given by the Commission Staff for acceleration of the Registration Statement as requested herein.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information that the Company provides to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filings or in response to the staff’s comment on the Company’s filings.

Very truly yours,

AUTHENTIDATE HOLDING CORP.

By:	/s/ William A. Marshall
William A. Marshall,
Chief Financial Officer and Treasurer

2